Filed by: Weyerhaeuser Company

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

On June 19, 2014, TRI Pointe Homes, Inc. filed a Current Report on Form 8-K containing the following items:

Item 8.01    Other Event

Indentures

On June 13, 2014, Weyerhaeuser Real Estate Company, a Washington corporation (“WRECO”), issued $450 million principal amount of its 4.375% Senior Notes due 2019 (the “2019 Notes”), and $450 million principal amount of its 5.875% Senior Notes due 2024 (the “2024 Notes”, and, together with the 2019 Notes, the “Notes”) in connection with its proposed combination with TRI Pointe Homes, Inc. (the “Company”) pursuant to the Transaction Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, WRECO, the Company and Topaz Acquisition, Inc. (the “Transaction Agreement”). The 2019 Notes were issued pursuant to an Indenture (the “2019 Indenture”), dated as of June 13, 2014, between WRECO and U.S. Bank National Association, as trustee, and the 2024 Notes were issued pursuant to an Indenture (the “2024 Indenture”, and together with the 2019 Indenture, the “Indentures”), dated as of June 13, 2014, between WRECO and U.S. Bank National Association, as trustee. The 2019 Notes will bear interest at a rate of 4.375% per year, payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2014. The 2019 Notes mature on June 15, 2019. The 2024 Notes will bear interest at a rate of 5.875% per year, payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2014. The 2024 Notes mature on June 15, 2024.

WRECO has deposited into two separate escrow accounts the gross proceeds from the offering of each series of Notes. Pending disbursement, WRECO has granted to the trustee, for the benefit of the holders of the 2019 Notes and the 2024 Notes, respectively, first priority security interests in the escrow accounts relating thereto and all deposits and investments therein. The escrowed funds would be released from the escrow accounts in connection with the closing of the Company’s proposed combination with WRECO. Upon release, WRECO has agreed to use the net proceeds of approximately $867.7 million to pay approximately $739 million in cash to a Weyerhaeuser Company subsidiary, which cash will be retained by Weyerhaeuser Company and its subsidiaries (other than WRECO and its subsidiaries). WRECO also has agreed to pay a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued from the November 3, 2013 date of the Transaction Agreement. After the consummation of the proposed combination, the Company intends to use a portion of the remaining net proceeds to reimburse Weyerhaeuser Company for up to $15 million of fees and expenses related to the proposed combination, with the remainder being retained by the Company for general corporate proposes.

At the time of issuance, the Notes did not have the benefit of any guarantees. However, after the consummation of the combination, (a) WRECO will become a guarantor of the Notes, (b) the obligations of WRECO as issuer of the Notes will be assumed by, and become the sole obligations of, the Company and (c) the Company’s wholly owned domestic subsidiaries that guarantee an expected new revolving credit facility (including WRECO and certain of its wholly owned domestic subsidiaries) will become guarantors of the Notes. However, this new revolving credit facility is expected not to require such subsidiaries to become guarantors for a certain period of time following the consummation of the proposed combination. The Notes and any guarantees will be the issuer’s and any guarantors’ unsubordinated unsecured obligations and will rank pari passu in right of payment to all of the issuer’s and any guarantors’ existing and future indebtedness and other liabilities that are not by their terms subordinated in right of payment to the Notes, and will rank senior in right of payment to any future indebtedness of the issuer or any guarantor that provides by its terms that it is subordinated in right of payment to the Notes and any guarantees. The Notes and any guarantees will be effectively subordinated to all of the issuer’s and any guarantors’ existing and future secured indebtedness to the extent of the assets securing such indebtedness, and will be structurally subordinated to all of the liabilities and preferred stock of any of the issuer’s subsidiaries that do not guarantee the Notes.

If the proposed combination has not been consummated on or before 11:59 p.m., New York City time, on November 4, 2014, or if the Transaction Agreement is terminated prior to that time, all of the Notes of each series will be subject to a special mandatory redemption. The special mandatory redemption price for each series of Notes is the initial issue price of such series of Notes, plus accrued and unpaid interest and accreted yield, if any, to, but not including, the redemption date. If the proposed combination is consummated, the Notes will be assumed by, and become the obligations of, the Company.

If the issuer experiences specific kinds of changes of control (other than in connection with the Company’s proposed combination with WRECO) and any such change of control is accompanied or followed by a ratings downgrade during a specified period of time after the change of control, each holder of the Notes may require the issuer to repurchase all or a portion of its Notes at a price equal to 101% of the principal amount of such Notes, plus any accrued and unpaid interest on the Notes repurchased to, but not including, the date of repurchase.

The Indentures contain covenants that, after the consummation of the combination, restrict the ability of the issuer and any guarantors to, among other things, create liens or other encumbrances, enter into sale and leaseback transactions, or merge or sell all or substantially all of their assets. These limitations are subject to a number of important qualifications and exceptions.

The Indentures contain customary events of default, including:

•	default for 30 days in the payment when due of interest on the Notes of the applicable series;

•	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes of the applicable series;

•	failure by the issuer to comply with its other obligations under the applicable Indenture, in certain cases subject to notice and grace periods;

•	payment defaults or accelerations with respect to certain other indebtedness of the issuer and certain of its subsidiaries in the aggregate principal amount of $50 million or more;

•	failure by issuer or certain of its subsidiaries to pay or caused to be stayed, annulled or rescinded judgments or orders aggregating in excess of $50 million within 60 days of being entered.

•	specified events involving bankruptcy, insolvency or reorganization of the issuer or certain of its subsidiaries;

•	a guarantee of Notes of the applicable series by any significant subsidiary ceases to be in full force and effect or a guarantor denies its guarantee of such Notes; and

•	failure by WRECO to complete the special mandatory redemption if required.

Upon an event of default, the trustee or the holders of at least 25% in aggregate principal amount of the Notes of the applicable series then outstanding may declare all the Notes of such series to be due and payable immediately. In the case of events of default relating to bankruptcy, insolvency or reorganization, all outstanding Notes will become due and payable immediately without further action or notice.

Registration Rights Agreements

On June 13, 2014, WRECO also entered into a Registration Rights Agreement with respect to the 2019 Notes (the “2019 Registration Rights Agreement”) with Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the initial purchasers in the Notes offering (the “Initial Purchasers”) and a Registration Rights Agreement with respect to the 2024 Notes (the “2024 Registration Rights Agreement”, and together with the 2019 Registration Rights Agreement, the “Registration Rights Agreements”) with Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the Initial Purchasers.

Under the terms of each Registration Rights Agreement, the issuer agrees, after the consummation of the combination, to use commercially reasonable efforts to file a registration statement covering an offer to exchange the applicable Notes for exchange securities having substantially the same terms but which will generally be freely transferable and which will not contain terms with respect to registration rights or additional interest. The issuer also agrees, after the consummation of the combination, to use commercially reasonable efforts to have such registration statement declared effective and to consummate such exchange offer not later than 360 days after the closing date of the proposed combination. Alternatively, if the issuer is unable to consummate such exchange offer under certain conditions, or if holders of the Notes cannot participate in, or cannot obtain freely transferable exchange securities in connection with such exchange offer for certain specified reasons, then the issuer and any guarantors will use commercially reasonable efforts to file a shelf registration statement not later than 360 days after the closing date of the proposed combination to facilitate resale of such Notes. Subject to certain limitations, all registration expenses will be paid by the issuer and any guarantors.

Should the issuer fail to consummate an exchange offer within 360 days after the closing date of the proposed combination; or, if a shelf registration statement is required, fail to file the shelf registration statement or fail to have the shelf registration statement declared effective within the required time period, the issuer will be required to pay up to 1.0% of additional interest per annum on the Notes of the applicable series.

This description of the Indentures and Registration Rights Agreements is a summary only and is qualified in its entirety by the full and complete terms of each of the Indentures and the Registration Rights Agreements, copies of which are attached as exhibits hereto, and incorporated herein by reference.

The Notes were offered and sold only to qualified institutional buyers in reliance on Rule 144A and in offshore transactions pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

Forward-Looking Statements

This communication contains forward-looking statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”). These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this document include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and combination of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this document that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 (No. 333-193248) with the Securities and Exchange Commission (“SEC”), which includes a prospectus. TRI Pointe has also filed a definitive proxy statement which has been sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement on Forms S-4 and S-1 (No. 333-193251) in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents, because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and any amendments and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (253) 924-2058, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Tender Offer Documents

On May 22, 2014, Weyerhaeuser Company (“Weyerhaeuser”) filed with the SEC a tender offer statement on Schedule TO regarding the proposed exchange offer for the split-off of the Weyerhaeuser real estate business as part of the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser. Investors and security holders are urged to read the tender offer statement (as updated and amended) filed by Weyerhaeuser with the SEC regarding the tender offer because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Weyerhaeuser with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge from Weyerhaeuser by directing a request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling Weyerhaeuser at (253) 924-2058.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 18, 2014, and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K/A for the year ended December 31, 2013, filed with the SEC on April 30, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, has been included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description of Document

4.1	Indenture, dated as of June 13, 2014, by and among Weyerhaeuser Real Estate Company and U.S. Bank National Association, as trustee (including form of 4.375% Senior Note due 2019) (incorporated herein by reference to Exhibit 4.1 of TRI Pointe Homes, Inc.’s Current Report on Form 8-K filed on June 19, 2014).

4.2	Indenture, dated as of June 13, 2014, by and among Weyerhaeuser Real Estate Company and U.S. Bank National Association, as trustee (including form of 5.875% Senior Note due 2024) (incorporated herein by reference to Exhibit 4.2 of TRI Pointe Homes, Inc.’s Current Report on Form 8-K filed on June 19, 2014).

10.1	Registration Rights Agreement with respect to 4.375% Senior Notes due 2019, dated as of June 13, 2014, by and among Weyerhaeuser Real Estate Company, and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the Initial Purchasers (as defined therein) (incorporated herein by reference to Exhibit 10.1 of TRI Pointe Homes, Inc.’s Current Report on Form 8-K filed on June 19, 2014).

10.2	Registration Rights Agreement with respect to 5.875% Senior Notes due 2024, dated as of June 13, 2014, by and among Weyerhaeuser Real Estate Company, and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the Initial Purchasers (as defined therein) (incorporated herein by reference to Exhibit 10.2 of TRI Pointe Homes, Inc.’s Current Report on Form 8-K filed on June 19, 2014).